

Mail Stop 3561

August 14, 2015

Valentios Valentis
Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125
Greece

> **Re:** **Pyxis Tankers Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 6, 2015**
> **File No. 333-203598**

Dear Mr. Valentis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letter to LookSmart, Ltd. Stockholders

1. Please fill in the date when you entered into the Merger Agreement, with the next amendment.

Questions and Answers about the Proposals, page 8

What material negative factors did the boards of LookSmart and Pyxis consider, page 15

2. We note your response to our prior comment 8 in our letter dated May 20, 2015 and reissue in part. Please revise to briefly discuss the material negative factors considered if shareholders approve the merger. We note that your response focuses on what may occur

if shareholders do not approve the merger. In this regard, we note that the second to last paragraph of this section does state that the board of Pyxis considered the significant additional legal and accounting expenses it would incur in connection with the merger, but we also note that the question and answer does not appear to address any of the material negative factors that the board of LookSmart considered.

Summary, page 16

The Make Whole Right, page 18

3. We note your response to our prior comment 18 and reissue in part. Please provide an example of how the Make Whole Right will work by providing a hypothetical situation with numeric calculations.

The Merger, page 78

Background of the Merger, page 80

4. We note your response to our prior comment 27 and the revised disclosure in the second paragraph under this section and reissue the comment. In this regard, we note your disclosure on page 80 that "LookSmart examined a number of possible merger transactions, and decided the one introduced by Maxim/Pyxis was the best possible transaction offered." Please expand your disclosure to discuss the other possible transactions offered and why LookSmart's board decided that the Maxim/Pyxis offer was the best.

5. We note your revised disclosure on page 80 in response to our prior comment 27 that "LookSmart's management believed that the transaction as structured allows it to obtain value for its shareholder base and NASDAQ listing." Please revise for clarity and consistency with your response to our prior comment 11 in which you explain that Pyxis has filed its own separate listing application with NASDAQ.

Opinion of GLC, page 83

6. We note your response to our prior comments 3 and 30 and reissue those comments in part. Please provide us with copies of the "board books" and any other materials prepared by LookSmart's financial advisors. Please also provide a summary of the analyses GLC performed to determine that the merger consideration is fair from a financial point of view to the LookSmart Shareholders. For each analysis, please explain what each of the included calculations in the analysis means, what each is intended to show, and how it aids in reaching the conclusion regarding the derived consideration for each share of common stock.

7. We note your response to our prior comment 31 and reissue. Please revise to disclose the amount payable to Maxim and its affiliates relating to any material relationships that existed in the last two years between Maxim and its affiliates and Pyxis and its affiliates. In this regard, we note your revised disclosure on page 91 regarding amounts payable to Maxim by Pyxis.

Information with Respect to Pyxis, page 107

Product Tanker Industry & Market Conditions, page 110

8. We note your response to our prior comment 41 that you deleted the statement that Pyxis management "believes that the information contained herein is reasonable." However, the disclosure was not deleted. Please revise accordingly.

9. We note your response to our prior comment 42 and reissue. Based on your disclosure, it appears that you commissioned third party research for use in connection with the registration statement, as we note that it appears that Poten and Partners provided statistical information to you for use in your registration statement. As such, please provide a consent for Poten and Partners with your next amendment or tell us why you believe such consent is not necessary.

Customers, page 115

10. We note your response to our prior comment 43 and reissue in part. Please revise to disclose the remaining two customers of the "top five customers [that] accounted for approximately 52.5% of [your] revenues in 2014" or advise. We note your response that these remaining two customers would account for less than 8.5% of your revenues, but we note that you disclose that ST Shipping accounted for 8.5% of your revenues and that Hyproc Shipping accounted for 8.3% of revenues in 2013.

Federal Income Tax Considerations, page 132

11. We note your response to our prior comment 49 and reissue in part. In this regard, we note that you continue to reference "certain tax consequences" when describing the tax opinion related to the transaction. For example, refer to pages 70 and 76. Please revise to remove throughout the filing the term "certain" tax consequences to refer to "federal income tax consequences" or "material federal income tax consequences."

Security Ownership of Certain Beneficial Owner and Management of Pyxis, page 139

12. We note your response to our prior comment 50 and reissue in part. Please add a column to your table on page 139 that discloses the percentages of shares owned following the offering. In addition, in your next amendment, please provide the information regarding the security ownership of certain beneficial ownerships and management of LookSmart

as of the most recent practical date, and continue to update the information until effectiveness.

Management of Pyxis Following the Merger, page 159

13. We note your response to our prior comment 61, indicating that you currently only have one director. Please clarify in the disclosure here that the other four directors discussed here will be appointed to the board, following consummation of the merger.

Annex B

14. Please remove the first sentence of the fourth paragraph, which appears to attempt to limit reliance on the fairness opinion.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Sarah Williams, Esq.
        Ellenoff Grossman & Schole LLP